UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 12, 2015

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and the Registration Statement on Form S-8 (file no. 333-101259).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Proposal of distribution to shareholders for financial year 2014 of CHF 0.70 per share, consistent with prior year

Seraina Maag to be proposed for election to the Board of Directors of Credit Suisse Group AG at the Annual General Meeting of April 24, 2015

Zurich, February 12, 2015 The Board of Directors of Credit Suisse Group proposes a cash distribution of CHF 0.70 per share for 2014, consistent with prior year, and with an optional scrip alternative, which allows shareholders to choose to receive distribution in the form of new shares.*

In addition to the proposal to re-elect existing members of the Board of Directors, the Annual General Meeting of April 24, 2015 will also see the nomination of Seraina Maag as new member of the Board of Directors. Jean-Daniel Gerber and Anton van Rossum will not stand for re-election at the Annual General Meeting 2015.

At the Annual General Meeting on April 24, 2015, the Board of Directors will propose a distribution of CHF 0.70 per share out of reserves from capital contributions for the financial year 2014, consistent with the prior year. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash or, subject to any legal restrictions applicable in their home jurisdiction, in new shares of Credit Suisse Group at a subscription price to be determined by the Board of Directors.

Changes to the Board of Directors
The following existing members of the Board of Directors will stand for re-election at the Annual General Meeting of April 24, 2015:
Urs Rohner, as Chairman (Board member since 2009)
Jassim Bin Hamad J.J. Al Thani (Board member since 2010)
Iris Bohnet (Board member since 2012)
Noreen Doyle (Board member since 2004)
Andreas N. Koopmann (Board member since 2009)
Jean Lanier (Board member since 2005)
Kai S. Nargolwala (Board member since 2013)
Severin Schwan (Board member since 2014)
Richard E. Thornburgh (Board member since 2006)
Sebastian Thrun (Board member since 2014)
John Tiner (Board member since 2009)

Jean-Daniel Gerber, Board member since 2012, and Anton van Rossum, Board member since 2005, will not stand for re-election at the 2015 Annual General Meeting. The Board of Directors is very grateful to both colleagues for their valuable contributions to the development of the Group.

Media Release
February 12, 2015 Page 2/3

In addition, the Board of Directors of Credit Suisse Group proposed Seraina Maag for election as a new member to the Board of Directors. Seraina Maag is President and Chief Executive Officer of EMEA for American International Group (AIG), a leading international financial services organization. She is located in London and responsible for the company’s insurance business in Europe, the Middle East and Africa. Ms. Maag is a proven leader with a deep global experience, having held commercial insurance and finance roles in Switzerland, Europe, USA and Australia over a career spanning more than 25 years. She grew up in Switzerland and is a dual citizen of Switzerland and Australia.

Urs Rohner, Chairman of the Board of Directors, said: “I am extremely pleased about the nomination of Seraina Maag to our Board of Directors. Her vast experience and expertise in financial services at senior levels, combining extensive finance and leadership responsibilities in large U.S. and Swiss companies, will be highly valuable to the Board.”

He added: “I would like to express my appreciation and sincere thanks to Jean-Daniel Gerber and Anton van Rossum for their personal contribution during their tenure. Their strong commitment was of great value to Credit Suisse.”

*A summary document containing a more detailed description of the option to receive the distribution in new shares will be made available to shareholders of Credit Suisse Group on or around March 20, 2015. The conditions for the exercise of the scrip alternative, including possible restrictions to its availability to some Credit Suisse Group shareholders, will be specified in such summary document. This Media Release does not constitute an offer to sell or an invitation to subscribe for, or the solicitation of an offer to buy or subscribe for, securities of Credit Suisse Group nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract therefor. This Media Release does not constitute a prospectus within the meaning of any applicable law. Eligible shareholders should make their decision to receive a cash distribution or to receive new shares of Credit Suisse Group as part of the 2014 distribution solely based on the terms and conditions of the 2014 distribution and the additional information contained in the relevant documents, which will be available upon publication of the invitation to the 2015 Annual General Meeting. This Media Release does not constitute a recommendation to shareholders to elect to receive new shares of Credit Suisse Group as part of the 2014 distribution. Eligible shareholders are furthermore advised to consult their bank, tax or financial adviser before making any decision.

Information
Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 45,800 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
- our plans, objectives or goals;
- our future economic performance or prospects;

Media Release
February 12, 2015 Page 3/3

- the potential effect on our future performance of certain contingencies; and
- assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements. These factors include:
- the ability to maintain sufficient liquidity and access capital markets;
- market and interest rate fluctuations and interest rate levels;

- the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2014 and beyond;

- the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
- adverse rating actions by agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
- the ability to achieve our objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
- the ability of counterparties to meet their obligations to us;
- the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
- political and social developments, including war, civil unrest or terrorist activity;
- the possibility of foreign exchange controls, expropriation, nationalizations or confiscations in countries where we conduct operations;
- operational factors such as systems failure, human error, or the failure to implement procedures properly;
- actions taken by regulators with respect to our business and practices in one or more of the countries where we conduct operations;
- the effects of changes in laws, regulations or accounting policies or practices;
- competition in geographic and business areas in which we conduct our operations;
- the ability to retain and recruit qualified personnel;
- the ability to maintain our reputation and promote our brand;
- the ability to increase market share and control expenses;
- technological changes;
- the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
- acquisitions, including the ability to integrate businesses successfully, and divestitures, including the ability to sell non- core assets;
- the adverse resolution of litigation and other contingencies;
- the ability to achieve our cost efficiency goals and cost targets; and
- our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk Factors” in I – Information on the company in our Annual Report 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Ina E. Hasdenteufel
Ina E. Hasdenteufel
Managing Director

/s/ Zsolt Zsigray
Zsolt Zsigray
Date: February 12, 2015		Vice President